February 8, 2019

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On November 21, 2018, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Navigator Ultra Short Bond Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on February 5, 2019, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please review and update EDGAR to ensure that all series and class identifiers reflect the final name of the Fund.

Response: The Registrant confirms that all series and class identifiers will be updated to reflect the final name of the Fund.

2.	Comment: Please provide all ticker symbols for the Fund and fill in all missing or bracketed disclosure throughout the registration statement.

Response: The requested change will be made in the subsequent amendment filing.

3.	Comment: If applicable, please provide the disclosure required by Item 1(a)(5) on the Fund’s front cover with respect to the optional internet availability of shareholder reports.

Response: The following disclosure has been added:

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports like this one will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website

www.navigatorfunds.com, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by contacting your financial intermediary (such as a broker-dealer or bank) or, if you are a direct investor, by following the instructions included with paper Fund documents that have been mailed to you. You may also elect to receive all future reports in paper free of charge.

4.	Comment: Within the table of contents for the Fund’s prospectus, please use sub-captions within the “Fund Summary” section to provide page references to applicable sub-sections.

Response: The requested change will be made in the subsequent amendment filing.

Prospectus

Fee Table

5.	Comment: Within the “Fees and Expenses of the Fund” disclosure immediately preceding the fee table, please remove references to the Fund’s SAI when referring to more information about potential discounts on Class A sales charges. Please note that the SAI does not contain a section titled “Purchase, Redemption and Pricing of Shares”.

Response: The requested change will be made in the subsequent amendment filing.

6.	Comment: Please confirm if the Fund intends to sell Class I as “clean shares”. If so, please add the disclosure discussed in the Capital Group No-Action letter.

Response: The Fund’s Class I shares are not intended to be “clean shares.”

7.	Comment: Please confirm the accuracy of no deferred sales charge for Class A shares. Please note that other filings by the Registrant with the same investment adviser contain a deferred sales charge of 1.00% for Class A shares.

Response: The Registrant confirms that the Fund’s Class A shares do not have a deferred sales charge.

Principal Investment Strategies

8.	Comment: Given that the Fund’s strategy references, “…(iii) corporate bonds of domestic, foreign and emerging market issuers” - please add corresponding risk disclosure related to foreign and emerging market issuers.

Response: The disclosure has been revised as follows:

Foreign Investment Risk– Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards. Investing in emerging markets imposes risks different from, or greater than, risks of investing in foreign developed countries.

Emerging Markets Risk – Investing in emerging markets involves not only the risks described below with respect to investing in foreign securities, but also other risks, including exposure to economic structures that are generally less diverse and mature, and to political systems that can be expected to have less stability, than those of developed countries. The typically small size of the markets of securities of issuers located in emerging markets and the possibility of a low or nonexistent volume of trading in those securities may also result in a lack of liquidity and in price volatility of those securities.

9.	Comment: With regard to the disclosure, “…fixed income derivatives including options…” – please disclosure that these derivative instruments are valued using mark-to-market valuation for the purposes of counting towards the Fund’s 80% test.

Response: The Registrant so confirms.

10.	Comment: With regard to the disclosure, “…exchange traded funds and mutual funds that invest primarily in fixed income securities (“Underlying Funds”)…” – in order to qualify for the Fund’s 80% test, please confirm that the Underlying Funds have an 80% policy to invest in fixed income securities.

Response: The Registrant so confirms that the Underlying Funds will either have such a policy or will invest at least 80% of their assets in fixed income securities.

11.	Comment: Given that the Fund’s strategy references, “…fixed, floating or inverse interest rates.” - please add corresponding risk disclosure related.

Response: The disclosure has been revised as follows:

Floating Rate Risk - Changes in short-term market interest rates will directly affect the yield on the shares of a fund whose investments are normally invested in floating rate debt. If short-term market interest rates fall, the yield on the fund’s shares will also fall. Conversely, when short-term market interest rates rise, because of the lag between changes in such short-term rates and the resetting of the floating rates on the floating rate debt in a fund’s portfolio, the impact of rising rates will be delayed to the extent of such lag. The impact of market interest rate changes on a fund’s yield will also be affected by whether, and the extent to which, the floating rate debt in the fund’s portfolio is subject to floors on the LIBOR base rate on which interest is calculated for such loans (a “LIBOR floor”). So long as the base rate for a loan remains under the LIBOR floor, changes in short-term interest rates will not affect the yield on such loans. In addition, to the extent that the interest rate spreads on floating rate debt in a fund’s portfolio experience a general decline, the yield on the fund’s shares will fall and the value of the fund’s assets may decrease, which will cause the fund’s net asset value to decrease. With respect to a fund’s investments in fixed rate instruments, a rise in interest rates generally causes values to fall. The values of fixed rate securities with longer maturities or duration are more sensitive to changes in interest rates.

12.	Comment: With regard to the disclosure, “The average duration of the Fund’s investment portfolio may vary from time to time, and there is no assurance that the duration of the Fund’s investment portfolio will not exceed one year.” – please add additional disclosure detailing if there will be a cap on duration; e.g., …but will not exceed two years.

Response: The disclosure has been revised to include the following (italics added for emphasis):

The average duration of the Fund’s investment portfolio may vary from time to time, and there is no assurance that the duration of the Fund’s investment portfolio will not exceed one year but will also not typically exceed two years.

Principal Investment Risks

13.	Comment: Please add “Credit Default Swap Risk” and “CDX Risk” to the statutory risk section.

Response: The following disclosure has been added:

Credit Default Swap Risk – Credit default swaps (“CDS”), a type of derivative instrument, involve special risks and may result in losses to the Fund. CDS are typically two-party financial contracts that transfer credit exposure between the two parties. Under a typical CDS, one party (the “seller”) receives pre-determined periodic payments from the other party (the “buyer”). The seller agrees to make compensating specific payments to the buyer if a negative credit event occurs, such as the bankruptcy or default by the issuer of the underlying debt instrument. The use of CDS involves investment techniques and risks different from those associated with ordinary portfolio security transactions, such as potentially heightened counterparty, concentration and exposure risks. CDS may in some cases be illiquid, and they increase credit risk since the Fund has exposure to the issuer of the referenced obligation and either the counterparty to the credit default swap or, if it is a cleared transaction, the brokerage firm through which the trade was cleared and the clearing organization that is the counterparty to that trade. In addition, for cleared trades, the brokerage firm would impose margin requirements and would be able to require termination of those trades in certain circumstances. Certain CDS will be required to be traded on a regulated execution facility or contract market that makes them available for trading. The transition to trading these swaps on such a facility or contract market may not result in swaps being easier to trade or value and may present certain execution risks if such a facility or contract market does not operate properly. Swaps may be difficult to unwind or terminate.

CDX Risk – A CDX is subject to the risks of the underlying credit default swap obligations, which include risks such as concentration risk and counterparty risk. Concentration risk refers to the certain large institutional buyers may take large positions in credit default swaps, and the failure of such a buyer could materially adversely affect the credit default swap market as a whole. Counterparty risk refers to the risk that the counterparty to the swap will default on its obligation to pay.

14.	Comment: Per the guidance provided in the Barry Miller No-Action Letter, please ensure that all derivative disclosures contained within are tailored specifically to the Fund’s investment practices.

Response: The Registrant so confirms.

Portfolio Managers

15.	Comment: Please add the month and year that the portfolio managers began managing the Fund.

Response: The disclosure has been revised as follows:

Jonathan Fiebach, Executive Vice President-Fixed Income of the Adviser, has served the Fund as its Portfolio Manager since February 2019.

Robert S. Bennett, Jr., is a Portfolio Manager and member of the Adviser’s investment committee. He has served the Fund as Portfolio Manager since February 2019.

Additional Information about Principal Investment Strategies and Related Risks

Principal Investment Strategies

16.	Comment: Please revise the paragraph, which begins, “The Fund’s adviser combines a top-down and bottom-up analysis to construct its portfolio…” to read in more plain English.

Response: The Registrant respectfully declines to revise the existing disclosure. The Registrant believes the paragraph in question provides context to these terms such that they are easily understood.

Principal Investment Risks

17.	Comment: Please add “Foreign Investment Risk”, “Foreign Currency Risk”, and “Market Risk” to the summary risk section.

Response: The disclosure has been revised to add these risks to the summary risk section.

Management

18.	Comment: With regard to the disclosure, “…recoupment from the Funds in future years on a rolling three year basis (within the three years after the end of the fiscal year during which fees were waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits.” – please add “and the expense limit at the time of recoupment.”

Response: The disclosure has been revised to add the requested additional language.

19.	Comment: Please provide the period to be covered by the Fund’s semi-annual report.

Response: The disclosure has been revised to add the period to be covered by the Fund’s semi-annual report.

How to Purchase Shares

20.	Comment: Please revise this section to ensure that only the share classes that are offered by this prospectus are included. Also, please ensure that not only the minimum initial investment requirements are included but also any subsequent investment minimums.

Response: The disclosure has been revised accordingly.

21.	Comment: With regard to the disclosure, “Clients of financial intermediaries that have entered into arrangements with the Distributor providing for the shares to be used in particular investment products made available to such clients and for which such registered investment advisers may charge a separate fee.” - please describe these agreements with specificity per IM Guidance Update 2016-06. If there are no such agreements, please state that.

Response: The disclosure has been revised to include the following (italics added for emphasis):

Clients of financial intermediaries that have entered into arrangements with the Distributor providing for the shares to be used in particular investment products made available to such clients and for which such registered investment advisers may charge a separate fee [there are no such arrangements in place as of the date of this prospectus].

How to Redeem Shares

22.	Comment: Please note that other filings by the Registrant with the same investment adviser contain disclosure for the policy on the exchange of shares. Please confirm that this is not applicable for this filing.

Response: The Registrant respectfully declines to revise the existing disclosure as it is accurate with respect to the Fund.

Redemptions in Kind

23.	Comment: Please explain whether these redemptions would be a pro rata slice of assets, individual securities, or a representative basket of securities.

Response: The following disclosure has been added:

To the extent feasible and if in the best interests of all Fund shareholders, redemptions in kind will be paid with a pro rata allocation of the Fund’s portfolio securities.

Frequent Purchases and Redemptions of Fund Shares

24.	Comment: Please specifically identify the actions that would be taken by the Fund and whether they would be imposed uniformly with regard to market timing activity, (i.e., please lay out the specific steps; for example, what happens the first time market timing is detected; what happens the second time, etc.)

Response: The Registrant respectfully declines to amend the existing disclosure.

Statement of Additional Information

25.	Comment: Please revise the table of contents to include both appendices that are included with the registration statement.

Response: The requested change will be made in the subsequent amendment filing.

The Fund

26.	Comment: Please remove all references to share classes in the SAI that are not offered by this registration statement.

Response: The requested revisions will be made in the subsequent amendment filing.

Types of Investments

27.	Comment: Please confirm that this section is specifically tailored to the Fund.

Response: The Registrant respectfully declines to amend the existing disclosure as it believes the disclosure is appropriately tailored to the Fund.

Investment Restrictions

28.	Comment: When referring to the Investment Company Act of 1940, as amended, in this section, please provide additional disclosure that details the specific limitations that are being referred to in the Act.

Response: The following disclosure has been added:

With respect to interpretations of the SEC or its staff described in fundamental restriction number 2 above, the SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act, which prohibits mutual funds from issuing senior securities. Under the 1940 Act, a mutual fund may borrow from a bank, provided that immediately after any such borrowing there is an asset coverage of at least 300 percent for all borrowings; or from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund's total assets at the time when the borrowing is made. However, rather than rigidly deeming all such practices outside of bank borrowing as impermissible forms of issuing a "senior security" under Section 18(f), the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues. In particular, the common theme in this line of guidance has been to use methods of "covering" fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations. Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by Section 18 of the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

Policies and Procedures for Disclosure of Portfolio Holdings

29.	Comment: Please note that the second paragraph of this section typically contains the policy statement regarding portfolio holdings disclosure in other filings made by the Registrant. Please confirm that such disclosure is not needed within this filing.

Response: The Registrant notes that the paragraph in question already contains the policy statement regarding portfolio holdings disclosure in other filings made by the Registrant. Therefore, the Registrant respectfully declines to revise the existing disclosure.

30.	Comment: Please provide the frequency and lag of information given to any person identified in Item 16(f)(i) or (ii).

Response: The Registrant respectfully declines to amend the existing disclosure.

31.	Comment: For all third parties that may receive non-public information concerning the Trust and/or Fund, please disclose whether such parties are subject to a duty of confidentiality as well as a duty not to trade on any non-public information. Please also confirm the identities of all persons/entities with an ongoing arrangement to receive non-public information have been provided and also as applicable, please provide all disclosure required by Item 16(f)(1)(ii) and (iii).

Response: The disclosure has been revised as follows (italics added for emphasis):

In each case, a determination has been made that such advance disclosure is supported by a legitimate business purpose and that the recipient is subject to a duty to keep the information confidential and to not trade on any material non-public information.

Trustee Qualifications

32.	Comment: For the sake of plain English, please break this large paragraph into several smaller paragraphs.

Response: The disclosure has been revised as requested.

Independent Trustee and Officers Table

33.	Comment: Please consider breaking out Trust officers into a separate table.

Response: The Registrant respectfully declines to amend the existing disclosure.

34.	Comment: In footnote ** to the table, please consider defining the term “Funds” and making the phrase “Fund Complex” consistent with how it is used later in the Trustee compensation table.

Response: The disclosure has been revised as follows:

As of December 31, 2018, the Trust was comprised of 82 active portfolios managed by unaffiliated investment advisers. The term “Fund Complex” applies only to the Funds in the Trust advised by the Fund’s adviser. The Funds do not hold themselves out as related to any other series within the Trust that is not advised by the Fund’s adviser

Compensation

35.	Comment: Please provide Trustee compensation earned as of a more recent date and confirm that all other time sensitive information throughout the registration statement has been updated.

Response: The disclosure with regard to Trustee compensation has been revised as of a more recent date and all other time sensitive information throughout the registration statement has been updated

Control Persons

36.	Comment: Please define control persons and principal shareholders and describe their impact on all shareholders. Additionally, please revise the disclosure to add “principal shareholders” to the existing disclosure.

Response: The following disclosure has been added:

A shareholder who owns of record or beneficially more than 25% of the outstanding shares of a Fund or who is otherwise deemed to “control” a Fund may be able to determine or significantly influence the outcome of matters submitted to a vote of the Fund’s shareholders.

Investment Adviser

37.	Comment: Please revise this section to include only share classes offered by this registration statement.

Response: The disclosure has been revised to include only share classes offered by this registration statement.

Portfolio Managers

38.	Comment: Please add the sub-captioned title, “Compensation” prior to the disclosure, “Each Adviser portfolio manager receives a salary and may be eligible for a discretionary bonus based upon the firm’s overall performance, and a share of the profits of the Adviser, if any.”

Response: The disclosure has been revised to include the sub-captioned title, “Compensation”.

Part C

39.	Comment: Please confirm that all applicable exhibits and disclosure will be updated or revised as necessary.

Response: The Registrant so confirms.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser